SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------
                                 SCHEDULE 13D
                                Amendment No. 9
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                                     Refac
-------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   758960108
-------------------------------------------------------------------------------
                                (CUSIP Number)

                      Steven E. Berman, Palisade Capital,
              One Bridge Plaza, Fort Lee, NJ 07024 (201) 585-7733
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 22, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d--1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                      (Continued on the following pages)

                                 (Page 1 of 6)

CUSIP No.  758960108                                           Page   2 of   6
                                                                     ----------

---------- --------------------------------------------------------------------
    1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

           Palisade Capital Management, L.L.C./I.R.S. Identification No. 22-3330049

---------- --------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)             (b)  [X]

---------- --------------------------------------------------------------------
    3      SEC Use Only

---------- --------------------------------------------------------------------
    4      Source Of Funds (See Instructions):  OO

---------- --------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

           Not Applicable

---------- --------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  New Jersey

---------------------------------- --------------------------------------------
                             7     Sole Voting Power                6,306,387*
       Number Of
         Shares          --------- ---------------------------------------------
      Beneficially           8     Shared Voting Power
        Owned By
          Each           --------- ---------------------------------------------
       Reporting             9     Sole Dispositive Power           6,306,387*
      Person With
                         --------- ---------------------------------------------
                            10     Shared Dispositive Power
---------------------------------- ---------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           6,306,387*

---------- --------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

            Not Applicable
---------- --------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           89%*
---------- --------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           IA
---------- --------------------------------------------------------------------
*The shares of the Issuer beneficially owned by the reporting person are held on behalf of the reporting person's clients in an account over which the reporting person has complete investment discretion. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such shares.

The principals of Palisade Capital Management, L.L.C. ("Palisade") and certain of their family members beneficially own in the aggregate 1,840 additional shares. Palisade does not beneficially own nor does it have voting or dispositive power over any of such 1,840 shares. Palisade, its principals and such family members disclaim any membership in a "group" for purposes of Rule 13d-5(b) of the Exchange Act. See Item 2.

CUSIP No.  758960108                                          Page   3 of   6
                                                                   -----------

---------- --------------------------------------------------------------------
    1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

           Palisade Concentrated Equity Partnership, L.P./I.R.S. Identification No. 22-3699993

---------- --------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)             (b)  [X]
---------- --------------------------------------------------------------------
    3      SEC Use Only

---------- --------------------------------------------------------------------
    4      Source Of Funds (See Instructions): WC

---------- --------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                                      Not Applicable

---------- --------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  Delaware

---------------------------------- --------------------------------------------
                             7     Sole Voting Power                6,306,387
       Number Of
         Shares          --------- ---------------------------------------------
      Beneficially           8     Shared Voting Power
        Owned By
          Each           --------- ---------------------------------------------
       Reporting             9     Sole Dispositive Power           6,306,387
      Person With
                         --------- ---------------------------------------------
                            10     Shared Dispositive Power
---------------------------------- ---------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           6,306,387
---------- --------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           Not Applicable
---------- --------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           89%
---------- --------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           PN
---------- --------------------------------------------------------------------

CUSIP No.  758960108                                            Page   4 of  6
                                                                     ---------

---------- --------------------------------------------------------------------
    1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

           Steven Berman

---------- --------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)              (b)  [X]

---------- --------------------------------------------------------------------
    3      SEC Use Only

---------- --------------------------------------------------------------------
    4      Source Of Funds (See Instructions): PF

---------- --------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                                      Not Applicable

---------- --------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  USA

---------------------------------- --------------------------------------------
                             7     Sole Voting Power                1,580*
       Number Of
         Shares          --------- ---------------------------------------------
      Beneficially           8     Shared Voting Power              6,306,387*
        Owned By
          Each           --------- ---------------------------------------------
       Reporting             9     Sole Dispositive Power           1,580*
      Person With
                         --------- ---------------------------------------------
                            10     Shared Dispositive Power         6,306,387*
---------------------------------- ---------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           6,307,967*
---------- --------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                      Not Applicable
---------- --------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           89%
---------- --------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           IN
---------- --------------------------------------------------------------------
* Mr. Berman individually beneficially owns 1,580 shares. Mr. Berman has sole voting and dispositive power over such 1,580 shares. Mr. Berman, as a principal of Palisade, has shared voting and dispositive power over the 6,306,387 shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See Item 2.

CUSIP No.  758960108                                          Page   5 of  6
                                                                    ---------

---------- --------------------------------------------------------------------
    1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

           Mark Hoffman

---------- --------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)             (b)  |X|

---------- --------------------------------------------------------------------
    3      SEC Use Only

---------- --------------------------------------------------------------------
    4      Source Of Funds (See Instructions): PF

---------- --------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                                      Not Applicable

---------- --------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  USA

---------------------------------- --------------------------------------------
                             7     Sole Voting Power                260*
       Number Of
         Shares          --------- ---------------------------------------------
      Beneficially           8     Shared Voting Power              6,306,387*
        Owned By
          Each           --------- ---------------------------------------------
       Reporting             9     Sole Dispositive Power           260*
      Person With
                         --------- ---------------------------------------------
                            10     Shared Dispositive Power         6,306,387*
---------------------------------- ---------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           6,306,647*

---------- --------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           Not Applicable
---------- --------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           89%
---------- --------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           IN
---------- --------------------------------------------------------------------
*Mark Hoffman has sole voting and dispositive power over 260 shares held in custodial accounts for his children Russell Hoffman and Philip S. Hoffman. Mr. Hoffman, as a principal of Palisade, has shared voting and dispositive power over the 6,306,387 shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See Item 2.

CUSIP No.  758960108                                           Page   6 of  6
                                                                     ---------

---------- --------------------------------------------------------------------
    1 Name Of Reporting Person/I.R.S. Identification No. Of Above Person (Entities Only)

           Dennison Veru

---------- --------------------------------------------------------------------
    2      Check The Appropriate Box If A Member Of A Group (See Instructions):
                                      (a)             (b)  [X]

---------- --------------------------------------------------------------------
    3      SEC Use Only

---------- --------------------------------------------------------------------
    4      Source Of Funds (See Instructions): PF

---------- --------------------------------------------------------------------
    5      Check Box If Disclosure Of Legal Proceedings Is Required Pursuant
           To Items 2(d) or 2(e)

                                      Not Applicable

---------- --------------------------------------------------------------------
    6      Citizenship Or Place Of Organization:  USA

---------------------------------- --------------------------------------------
                             7     Sole Voting Power
       Number Of
         Shares          --------- ---------------------------------------------
      Beneficially           8     Shared Voting Power              6,306,387*
        Owned By
          Each           --------- ---------------------------------------------
       Reporting             9     Sole Dispositive Power
      Person With
                         --------- ---------------------------------------------
                            10     Shared Dispositive Power         6,306,387*
---------------------------------- ---------------------------------------------
   11      Aggregate Amount Beneficially Owned By Each Reporting Person

           6,306,387*

---------- --------------------------------------------------------------------
   12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

           Not Applicable
---------- --------------------------------------------------------------------
   13      Percent Of Class Represented By Amount In Row (11)

           89%
---------- --------------------------------------------------------------------
   14      Type Of Reporting Person (See Instructions):

           IN
---------- --------------------------------------------------------------------
*Mr. Veru, as a principal of Palisade, has shared voting and dispositive power over the 6,306,387 shares beneficially owned by Palisade, but disclaims beneficial ownership of these shares pursuant to Rule 13d-4. See Item 2.

         This Amendment No. 9 amends and supplements the Schedule 13D filed by Palisade Capital Management, L.L.C. ("Palisade"), Palisade Concentrated Equity Partnership, L.P. (the "Partnership"), Steven S. Berman and Mark S. Hoffman, as amended on February 12, 2004.


Item 2.        Identity and Background

Item 2 of the Schedule 13D is amended and supplemented by adding the following language at the end thereof:

         (5) Dennison T. Veru

         a)  Dennison T. Veru

         b)  One Bridge Plaza, Fort Lee, NJ 07024

         c) Investment Advisor; Palisade Capital Management, L.L.C., One Bridge Plaza, Fort Lee, NJ 07024

         d)  Criminal Convictions: None

         e)  Civil Proceedings: None

         f)  Citizenship: United States



Item 4.       Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following language at the end thereof:

         On August 22, 2005, the Partnership entered into an Agreement and Plan of Merger (the "OptiCare Merger Agreement") with Refac, OptiCare Merger Sub, Inc, and OptiCare Health Systems, Inc., a Delaware corporation ("OptiCare") of which the Partnership owns approximately 93,258,838 shares of OptiCare common stock (on an as-converted basis), or approximately 84% of the voting power. Pursuant to the OptiCare Merger Agreement, OptiCare will become a wholly-owned subsidiary of Refac. At the effective time of the merger, each share of OptiCare common stock held by the Partnership and each share of OptiCare common stock issued upon conversion of preferred stock will be converted into the right to receive approximately 0.0403 shares of Refac common stock. The OptiCare Merger Agreement is filed herewith as Exhibit 10.2.

         On August 22, 2005, the Partnership entered into an Agreement and Plan of Merger (the "USV Merger Agreement") with Refac, USV Merger Sub, Inc, and U.S. Vision, Inc., a Delaware corporation ("U.S. Vision") of which the Partnership owns approximately 13,902,439 shares or 88% of U.S. Vision's common stock. Pursuant to the USV Merger Agreement, U.S. Vision will become a wholly-owned subsidiary of Refac. At the effective time of the merger, each share of U.S. Vision common stock held by the Partnership will be converted into the right to receive 0.4141 shares of Refac common stock. The USV Merger Agreement is filed herewith as Exhibit 10.3.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On August 22, 2005, the Partnership entered into the OptiCare Merger Agreement with Refac, OptiCare Merger Sub, Inc, and OptiCare. Pursuant to the OptiCare Merger Agreement, Refac will acquire all of the outstanding shares of OptiCare. At the effective time of the merger, all shares of OptiCare common stock held by the Partnership and shares of OptiCare Common Stock issued upon conversion of preferred stock will be converted into the right to receive approximately 0.0403 shares of Refac Common Stock. The OptiCare Merger Agreement is filed herewith as Exhibit 10.2

         On August 22, 2005, the Partnership entered into the USV Merger Agreement with Refac, USV Merger Sub, Inc, and U.S. Vision. Pursuant to the USV Merger Agreement, Refac will acquire all of the outstanding shares of U.S. Vision. At the effective time of the merger, all shares of U.S. Vision common stock held by the Partnership will be converted into the right to receive
0.4141 shares of Refac common stock. The USV Merger Agreement is filed herewith as Exhibit 10.3.


Item 7.       Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits.

      Exhibit
      -------
          10.2 Agreement and Plan of Merger, dated as of August 22, 2005, by and among Refac, OptiCare Merger Sub, Inc. and OptiCare Health Systems, Inc.. (incorporated by reference to
                    Exhibit 10.1 to the Current Report on Form 8-K filed by Refac on August 23, 2005)
          10.3 Agreement and Plan of Merger, dated as of August 22, 2005, by and among Refac, USV Merger Sub, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Refac on August 23, 2005)
          99.1      Joint Filing Agreement*
*Filed herewith

                                   Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                September 1, 2005

                                PALISADE CAPITAL MANAGEMENT, L.L.C.


                                By:         /s/ Steven Berman
                                         -----------------------------
                                         Steven Berman, Member


                                PALISADE CONCENTRATED EQUITY PARTNERSHIP, L.P.

                                By:  PALISADE CONCENTRATED HOLDINGS,
                                        L.L.C., General Partner


                                By: /s/ Steven Berman
                                    -----------------------------
                                    Steven Berman, Member


                                /s/ Steven Berman
                                -----------------------------
                                Steven Berman, Member


                                /s/ Mark Hoffman
                                -----------------------------
                                Mark Hoffman


                                /s/ Dennison Veru
                                -----------------------------
                                Dennison Veru